Exhibit 99.4

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Western Australian Government, Rio Tinto and BHP Billiton reach agreement to amend royalties and state agreements
21 June 2010
The Western Australian Government, Rio Tinto and BHP Billiton today announced that they have signed a Heads of Agreement that will enable greater flexibility and efficiency in managing their iron ore mining operations and infrastructure in the Pilbara.
Rio Tinto and BHP Billiton have agreed to pay iron ore royalties at all their mines at a rate of 5.625 per cent for fine ore and 7.5 per cent for lump ore. These royalties, which will apply from 1 July 2010, are in line with the rates currently specified in the Mining Regulations 1981.
The parties have also agreed to a set of State Agreement amendments that will promote greater efficiency and flexibility for Rio Tinto’s and BHP Billiton’s current operations, such as the ability to share infrastructure and blend ore across their networks. These amendments are not dependent on their proposed production joint venture proceeding.
In recognition of the value that these State Agreement amendments will generate and the need to support our local Western Australian communities, it has also been agreed that the parties to the relevant State Agreements will make a one-off, combined payment of $350 million to the State Government’s Consolidated Revenue Fund.
Premier of Western Australia, The Hon. Colin Barnett MLA, said: “This outcome is the result of long and detailed negotiations conducted in good spirit over the past year. It is important for a number of reasons: it provides the people of Western Australia with increased value from this State’s resources and it creates a level playing field for all iron ore producers in Western Australia.”
Sam Walsh, Executive director, Rio Tinto and Chief executive of the iron ore group, said: “This result has emerged from an extensive period of consultation and negotiation, and will deliver profound benefits for our iron ore business, our local Pilbara communities and the State in general. This agreement continues Rio Tinto’s drive for operational efficiency, which is important in an increasingly competitive global market. It will also assist us for when we are able to launch the next phase of our Pilbara expansion plans.”
The variations to Rio Tinto’s and BHP Billiton’s State Agreements are subject to the approval of co-venturers under our existing joint venture arrangements and the passage of ratifying legislation by the Western Australian Parliament.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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